September 27, 2018

Paul G. Cellupica, Esq.
Chief Counsel of the Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0506

Re:	Request for Withdrawal of Application — File No. 812-14904

Dear Mr. Cellupica:

J.P. Morgan Securities LLC (the “Applicant”) filed an application with the Securities and Exchange Commission (“SEC”) on May 9, 2018 requesting an amended order under Sections 6(c), 12(d)(1)(J), and 17(b) of the Investment Company Act of 1940 to exempt Mandatory Enhanced Dividend Securities Trusts and J.P. Morgan Securities LLC from certain provisions of Sections 12(d)(1), 14(a) and 17(a) of the Investment Company Act of 1940 (the “Application”).  Further to the telephone conversation held on September 20, 2018 between Elliot Chalom and Noah Wynkoop, as representatives of the Applicant; Rajib Chanda, Jonathan Lindabury, and Nicholas Ridley of Simpson Thacher & Bartlett LLP; and members of the staff of the Division of Investment Management of the SEC, I hereby request on behalf of the Applicant that the Application be withdrawn and that the SEC take no further action with respect thereto.

We appreciate the time and attention that you and your colleagues have spent on this matter. If you have any questions regarding the contents of this letter, please do not hesitate to reach out to Rajib Chanda at (202) 636-5543.

Sincerely,

/s/ Jeffrey Lipman
Jeffrey Lipman
Managing Director and Associate General Counsel of J.P. Morgan Securities LLC

cc:

Katlin Bottock, Esq., Division of Investment Management of the SEC
Laura Solomon, Esq., Division of Investment Management of the SEC